February 11, 2009

United States Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.W.
Washington, DC 20549

Re:     SMSA El Paso II Acquisition Corp.

Dear Sir/Madam:

     On behalf of SMSA El Paso II Acquisition Corp., (the “Registrant”), we herewith file with the Securities and Exchange Commission the Registrant’s Registration Statement on Form 10. If the Staff has any questions or comments, please call the undersigned.

Very truly yours,

Richard B. Goodner

RBG:md